July 22, 2016

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Bonnie Baynes

RE:	Kite Pharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
File No. 001-36508

Dear Mr. Rosenberg and Ms. Baynes:

We are writing in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2016 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 29, 2016 (the “Form 10-K”) of Kite Pharma, Inc. (the “Company”), which is in response to our June 28, 2016 response to comments received from the Staff by letter dated June 16, 2016. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment and Company Response

Form 10-K for the year ended December 31, 2015

Notes to Consolidated Financial Statements

Note 6 – License and Collaboration Agreements

Amgen Research Collaboration and License Agreement, page 91

1.	We acknowledge your response to our prior comment 2. Please address the following:

•	Disclose the amount and description of the triggering event for each significant and substantive development and regulatory milestones that are based on the company’s performance;

•	Disclose the total amount for the additional milestone payments with respect to the Amgen Option Target, if any, that you may receive and the circumstances in which you would receive them pursuant to Section 8.1.5 of the agreement; and

•	Include additional language in your accounting policy regarding the non-substantive commercial milestones based on Amgen’s performance to clarify why it is appropriate to recognize them when they are achieved.

Response: The Company acknowledges the Staff’s comments. With respect to the comments regarding disclosure of the amount and description of the triggering event for each significant and substantive development and regulatory milestone that is based on the Company’s performance and disclosure of the total amount for the additional milestone payments with respect to the Amgen Option Target and the circumstances in which the Company would receive them, the Company proposes to include in its future applicable filings with the Commission (beginning with the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2016 (the “2016 Q2 Form 10-Q”)) the revised disclosure regarding the Amgen Research Collaboration and License Agreement shown in blackline below (as compared to the disclosure in the Form 10-K). Please note that upon further internal analysis, the Company has determined that the earliest a milestone payment could be received is in 2021, and has revised the disclosure accordingly.

Amgen Research Collaboration and License Agreement

On December 31, 2014, the Company entered into the Amgen Agreement, pursuant to which the Company and Amgen expect to develop and commercialize CAR-based product candidates directed against a number of Amgen cancer targets. Under the terms of the Amgen Agreement, the Company and Amgen will jointly create preclinical development plans through IND filing with the FDA for the research and development of CAR-based product candidates that target certain antigens expressed on the cell surface of various cancers. The Company and Amgen expect to progress multiple Amgen programs, each consisting of the development of one or more CAR-based product candidates directed against a certain Amgen selected cancer target. The Company and Amgen also expect to progress multiple Company programs, each consisting of the development of one or more CAR-based product candidates directed against a certain Company selected cancer target. Under certain circumstances, the collaboration may be expanded to include the research and development of other product candidates.

The Company received an upfront payment of $60.0 million from Amgen in February 2015 as partial consideration for the rights granted to Amgen by the Company for access to the Company platform technology and the Company undertaking preclinical development under certain programs. Amgen will fund the research and development costs for all programs with certain limitations through any IND filing. The Company will reimburse Amgen for the research and development costs for any Company program that progresses to an IND filing, to the extent that Amgen had previously paid the Company for any such research and development costs. Each party will then be responsible for clinical development and commercialization of their respective therapeutic candidates, including all related expenses.

The Company will be responsible for the manufacturing and processing of Amgen program product candidates for a certain period following the completion of any Phase 2 clinical trials under a separately negotiated supply agreement, should Amgen choose not to transition manufacturing to itself or to a mutually agreed upon designee of Amgen. The Company will be eligible to receive a $100.0 million milestone payment upon receipt of the first marketing approval for the first Amgen product from each Amgen program to achieve approval and up to $4~~5~~25.0 million in ~~milestone payments for each Amgen program based on the successful completion of regulatory and~~ commercial milestone~~s~~ payments for each Amgen program, based on the Amgen program products meeting certain net sales benchmarks in a calendar year, plus tiered high single to double digit royalties for sales and the license of the Company’s intellectual property for CAR-based product candidates. Amgen will be eligible to receive a $100 million milestone payment upon receipt of the first marketing approval for the first Company product from each Company program to achieve approval and up to $425.0 million in commercial milestone payments for each Company program, based on the Company program products meeting certain net sales benchmarks in a calendar year, ~~up to $525.0 million in regulatory and commercial milestone payments per Company program~~ plus tiered single digit sales royalties. The Company does not expect any milestones to be achieved or paid until 2021 at the earliest, as all of the collaboration product candidates are currently in the pre-clinical stage.

In addition~~, under certain circumstances~~, Amgen has ~~the~~ a one-time option to convert a Company program to an Amgen program for ~~additional consideration~~a fee of $35.0 million at any time on or prior to the 60th day after the later of (a) delivery of a final report with data for use in an IND and (b) filing of the IND for the first Company product candidate from a Company program and delivery of such IND to Amgen. This option shall exclude the first and second Company programs for which the Company has filed an IND on the Company program product candidate. In addition to the milestones described above that would be applicable to the converted Company program, the Company shall be eligible to receive additional milestones of $50.0 million upon the initiation of the first Phase 3 clinical trial for the first product from the converted Company program and $50.0 million upon receipt of marketing approval for a second indication from the converted Company program.

The term of the Amgen Agreement will continue on a target-by-target basis until the later of (1) the date on which the product candidates directed against the target are no longer covered by certain intellectual property rights, (2) the loss of certain regulatory exclusivity and (3) a defined term from the first commercial sale of the first product candidate directed against the target. Either party may terminate the agreement on a target-by-target basis with respect to its own programs with prior written notice. Either party may also terminate the agreement with written notice upon material breach by the other party, if such breach has not been cured within a defined period of receiving such notice.

With respect to the Staff’s comment regarding the accounting policy for non-substantive commercial milestones, the Company intends to revise its disclosure to clarify that the achievement of the commercial milestones is solely dependent on Amgen’s performance, and there are no continuing performance obligations from the Company.

Under the guidance in Accounting Standards Update (“ASU”) No. 2010-17, Revenue Recognition—Milestone Method, a milestone does not include events for which the occurrence is the result of a counterparty’s performance. The milestone payments the Company may receive as a result of Amgen’s achievement of certain sales thresholds are not considered to be “milestones” under the definition created in ASU No. 2010-17. Therefore, the Company would account for any commercial milestone payment in the same manner as royalties, with revenue recognized upon achievement of the milestone. The Company proposes to include in its future applicable filings with the Commission (beginning with the 2016 Q2 Form 10-Q) the following disclosure regarding the accounting policy relating to the recognition of revenue that may be generated from the milestones under the Amgen Research Collaboration and License Agreement:

The Company recognizes revenue related to the milestones under the Amgen Agreement in accordance with the Accounting Standards Codification 605-28, Milestone Method of Revenue Recognition (“ASC 605-28”). At the inception of the arrangement we evaluate whether each milestone is substantive and at risk. This evaluation includes an assessment of whether: (i) the consideration is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the Company’s performance to achieve the milestone; (ii) the consideration relates solely to past performance; and (iii) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company has concluded that all of the development and regulatory milestones pursuant to its collaboration with Amgen are substantive and at risk. Thus, in accordance with ASC 605-28, revenue will be recognized in its entirety upon successful accomplishment of the milestone, assuming all other revenue recognition criteria are met.

Milestones related to sales-based activities may be triggered upon meeting net sales benchmarks. Under the Amgen Agreement, the achievement of these commercial milestones is solely dependent on Amgen’s performance, and there are no continuing performance obligations from the Company. These commercial milestones would be achieved after the completion of the Company’s development activities. Revenue from commercial milestone payments will be accounted for as royalties and recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (310) 742-2954.

Sincerely,

Kite Pharma, Inc.

/s/ Paul Jenkinson

Paul Jenkinson

Chief Financial Officer

cc:	Arie Belldegrun, M.D., President, Chief Executive Officer and Chairman of the Board
Cynthia M. Butitta, Chief Operating Officer
Charles Bair, Cooley LLP